File number ~~82-524~~

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

RECEIVED
2004 DEC -1 A 9:50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-34640

Securities and Exchange Commission
Office of International Corporate Fina[redacted]
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

04046466

22 November 2004

SUPPL

Dear Sir

Friends Provident plc - File number 82-~~524~~

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

UK Distribution Workshop	-	11 November 2004
Treasury Stock	-	12 November 2004

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

PROCESSED
DEC 08 2004
THOMSON
FINANCIAL

Enc.

Regulatory Announcement

Go to market news section

Company	Friends Provident PLC
TIDM	FP.
Headline	UK Distribution Workshop
Released	09:05 11-Nov-04
Number	1118F

RNS Number:1118F
Friends Provident PLC
11 November 2004

FRIENDS PROVIDENT PLC - UK DISTRIBUTION WORKSHOP

Friends Provident is today (11th November 2004) holding an analyst workshop at 10.30am in the Auditorium, Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ. It will not contain material data but will provide informatior about the company's view on depolarisation. Guest speakers, Paul Tebutt, CEO, Millfield Group and Duncan Howorth, MD, Jardine Lloyd Thompson Employee Consultants, will provide an insight to the consolidation and outsourcing solution undertaken by distributors and the key drivers when considering product providers under the new regime.

Presentation by all participants will be available on www.friendsprovident.co.uk from 12 noon today.

This information is provided by RNS
The company news service from the London Stock Exchange

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